

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via Email
Mr. Mark Gasson
Chief Executive Officer
Panex Resources Inc.
Coresco AG
Level 3
Gotthardstrasse 20 6300
Zug, Switzerland

> **Re: Panex Resources Inc.**
> **Revised Registration Statement on Form S-1/A**
> **Filed January 22, 2015**
> **File No. 333-199871**

Dear Mr. Gasson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business Operations, page 33

1. We note from your financial statements and disclosure on pages 33 and 35 that you (1) have no interest in any mineral resources or properties, (2) have only cash and investments as assets, and (3) are seeking a target business "for which a primary purpose [is] becoming public." It appears that you are a blank check company as defined by Rule 419 under the Securities Act of 1933. Please revise to comply with Rule 419. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why you believe you are not a blank check company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Conrad Lysiak